Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.

Commission File No. 132-02780

EXECUTION VERSION

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

THIS AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT (this “Amendment No. 1”) is made and entered into as of February 14, 2014, by and among: APPLIED MATERIALS, INC., a Delaware corporation (“Applied”); TOKYO ELECTRON LIMITED, a Japanese corporation (kabushiki kaisha) (“TEL”); and TEL-APPLIED HOLDINGS B.V., a Netherlands private limited liability corporation (besloten vennootschap) (“HoldCo”), and amends that certain Business Combination Agreement, dated as of September 24, 2013, by and among Applied, TEL and (by joinder) HoldCo (the “BCA”).

RECITALS

A. Applied and TEL entered into the BCA on September 24, 2013. HoldCo was incorporated as a besloten vennootschap under the laws of the Netherlands on January 6, 2014 and thereafter became a Party to the BCA pursuant to the Joinder Agreement, dated January 16, 2014, by and among Applied, TEL and HoldCo. Except as otherwise set forth herein, capitalized terms used herein have the meanings set forth in the BCA.

B. Applied, TEL and HoldCo have determined to amend the BCA in furtherance of the consummation of, and the intended balances and other intentions motivating, the transactions contemplated by the BCA.

C. Each of the Applied Board and the TEL Board has approved this Amendment No. 1.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises contained herein and in the BCA, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Applied, TEL and HoldCo agree as follows:

1.	The Amendments

1.1 Amendment to Recital B. Recital B of the BCA is hereby amended and restated in its entirety to read as follows:

B. In furtherance of the foregoing intentions, Applied and TEL propose that, upon the terms and subject to the conditions set forth in this Agreement: (1) Applied and TEL shall: (aa) form or cause to be formed a new godo kaisha to be organized in Japan (“TEL Exchange Sub”) as a subsidiary of TEL, a new limited liability company to be organized in Delaware (“Applied U.S. HoldCo”) and a new limited liability company to be organized in Delaware (“Applied Merger Sub”) as a subsidiary of Applied U.S. HoldCo; and (bb) cause TEL Exchange Sub, Applied Merger Sub and Applied U.S. HoldCo to become Parties promptly following each such entity’s formation by virtue of the execution and delivery of one or more Joinder Agreements substantially in the form attached hereto as Exhibit B; (2) TEL, TEL Exchange Sub and HoldCo will effect a share-for-share exchange whereby the issued and outstanding shares of TEL Common Stock will be exchanged for ordinary shares, 0.01 euro nominal value per share, of HoldCo (“HoldCo Ordinary Shares”) in accordance with the TEL Exchange Ratio and TEL will become a wholly owned subsidiary of HoldCo (the “TEL Share Exchange”); and (3) immediately following consummation of the TEL Share Exchange, Applied Merger Sub will merge with and into Applied (the “Applied Merger” and, together with the TEL Share Exchange, collectively, the “Business Combination”), with Applied surviving the Applied Merger as a wholly owned subsidiary of HoldCo and the issued and outstanding shares of Applied Common Stock being converted into the right to receive HoldCo Ordinary Shares in accordance with the Applied Conversion Ratio.

1.2 Amendment to Recital D. Recital D of the BCA is hereby amended and restated in its entirety to read as follows:

D. For Japanese Tax purposes, it is intended that the TEL Share Exchange and any Contemplated Transactions effected in furtherance of the TEL Share Exchange receive the TEL Intended Tax Treatment.

1.3 Amendment to Section 1.1(b). Section 1.1(b) of the BCA is hereby amended and restated in its entirety to read as follows:

(b) Subject to the provisions of this Agreement, at the Closing:

(i) at a time to be determined in accordance with the Implementation Schedule (the time of such effectiveness, the “TEL Share Exchange Effective Time”), the TEL Share Exchange shall become effective in accordance with the terms of that certain TEL Share Exchange Agreement substantially in the form of Exhibit C (with the final form of such agreement being referred to as the “TEL Share Exchange Agreement”), to be entered into by TEL and TEL Exchange Sub; and

(ii) immediately following the TEL Share Exchange Effective Time and the completion of the last-to-be-completed of the actions prescribed by the Implementation Schedule for the period between the TEL Share Exchange Effective Time and the Applied Merger Effective Time, a certificate of merger satisfying the applicable requirements of the DGCL and the DLLCA, in form and substance mutually agreed to by Applied and TEL, and duly executed by Applied (the “Applied Certificate of Merger”) shall be filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the DLLCA and any other filings or recordings required under the DGCL or the DLLCA in connection with the Applied Merger shall be made, and the Applied Merger shall become effective at the time of the filing of the Applied Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be designated jointly by Applied and TEL and specified in the Applied Certificate of Merger (the time as of which the Applied Merger becomes effective being referred to interchangeably as the “Applied Merger Effective Time” and the “Business Combination Effective Time”).

1.4 Amendment to Section 1.2. Section 1.2 of the BCA is hereby amended and restated in its entirety to read as follows:

1.2 The TEL Share Exchange.

(a) Exchange of TEL Shares. Upon the terms and subject to the conditions set forth in this Agreement, the Implementation Schedule and the TEL Share Exchange Agreement, at the TEL Share Exchange Effective Time, by virtue of the TEL Share Exchange and without any further action on the part of any Person:

(i) any shares of TEL Common Stock held in TEL’s treasury immediately prior to the TEL Share Exchange Effective Time shall be cancelled and shall cease to exist, without any exchange thereof, and no payment or distribution shall be made with respect thereto;

(ii) except for TEL Dissenting Shares or as provided in Section 1.2(a)(i) and, subject to Sections 1.6 and 1.8, each Person who held shares of issued and outstanding TEL Common Stock as of immediately prior to the TEL Share Exchange Effective Time shall become entitled to receive 3.250 fully paid HoldCo Ordinary Shares in exchange for each such share of TEL Common Stock so held by such Person (the ratio of 3.250 HoldCo Ordinary Shares to one share of TEL Common Stock, as such ratio may be adjusted in accordance with Section 1.9, the “TEL Exchange Ratio”); and

(iii) TEL Exchange Sub shall have all right, title and interest in all shares of TEL Common Stock issued and outstanding as of immediately prior to the TEL Share Exchange Effective Time, other than shares of TEL Common Stock to be cancelled in accordance with Section 1.2(a)(i), such that TEL shall become a direct, wholly owned Subsidiary of TEL Exchange Sub and, correlatively, an indirect, wholly owned Subsidiary of HoldCo.

(b) Certificate of Incorporation, Board of Directors Rules, Directors and Officers of TEL. Upon the terms and subject to the conditions set forth in this Agreement, immediately after the TEL Share Exchange Effective Time, by virtue of the TEL Share Exchange and without any further action on the part of any Person:

(i) the Articles of Incorporation of TEL shall be amended and restated to be in a form to be mutually agreed to by Applied and TEL;

(ii) the Board of Directors Rules of TEL shall be amended and restated to be in a form to be mutually agreed to by Applied and TEL; and

(iii) the directors and officers of TEL shall be the individuals mutually agreed to by Applied and TEL.

(c) TEL Dissenting Shares.

(i) Notwithstanding anything in this Agreement to the contrary, any shares of TEL Common Stock that are issued and outstanding immediately prior to the TEL Share Exchange Effective Time and that are held by any stockholder of TEL who shall have demanded properly in writing dissenters’ rights for such shares of TEL Common Stock in accordance with Section 785 of the Companies Act of Japan (any such shares being referred to as “TEL Dissenting Shares” until such time as such holder withdraws, fails to perfect or otherwise loses such holder’s appraisal rights under the provisions of the Companies Act of Japan with respect to such shares) shall, at the TEL Share Exchange Effective Time, be automatically converted into treasury shares of TEL, and subsequently shall be cancelled and cease to exist pursuant to Section 1.2(a)(i), and the holders of TEL Dissenting Shares shall be entitled only to payment of the appraised value of such TEL Dissenting Shares in accordance with the provisions of the Companies Act of Japan.

(ii) Notwithstanding the provisions of Section 1.2(c)(i), if any TEL Dissenting Shares shall lose their status as such (through failure to perfect, waiver, withdrawal or otherwise) prior to the TEL Share Exchange Effective Time, then such shares shall be deemed automatically, as of the TEL Share Exchange Effective Time, to have been converted into, and to represent only, the right to receive HoldCo Ordinary Shares in accordance with Section 1.2(a)(ii), without interest thereon, upon proper compliance with the procedures established in accordance with Section 1.8(d).

(iii) TEL shall give Applied prompt notice of: (A) any demand received from TEL stockholders prior to the TEL Share Exchange Effective Time to require TEL to purchase the shares of TEL Common Stock pursuant to Section 785 of the Companies Act of Japan; (B) any withdrawal of such demand pursuant to Section 785(6) or 786(3) of the Companies Act of Japan; and (C) the opportunity to participate in all negotiations and proceedings with respect to any such demand. TEL shall not make any payment or settlement offer with respect to any such demand unless, prior thereto, Applied shall have consented in writing to such payment or settlement offer (which consent shall not be unreasonably withheld, conditioned or delayed).

1.5 Amendment to Section 1.3(b). Section 1.3(b) of the BCA is hereby amended and restated in its entirety to read as follows:

(b) Effects of the Applied Merger. The Applied Merger shall have the effects set forth in this Agreement, the Applied Certificate of Merger, and in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, at the Applied Merger Effective Time, all of the property, rights, privileges, immunities, powers and franchises of Applied and Applied Merger Sub shall vest in the Applied Surviving Corporation, and all debts, liabilities and duties of Applied and Applied Merger Sub shall become the debts, liabilities and duties of the Applied Surviving Corporation.

1.6 Amendment to Section 1.3(d)(iv). Section 1.3(d)(iv) of the BCA is hereby amended and restated in its entirety to read as follows:

(iv) each limited liability company interest of Applied Merger Sub outstanding immediately prior to the Applied Merger Effective Time shall be converted into one fully paid and nonassessable share of common stock, $.01 par value per share, of the Applied Surviving Corporation.

1.7 Amendment to Section 1.7(b). Section 1.7(b) of the BCA is hereby amended and restated in its entirety to read as follows:

(b) At the TEL Share Exchange Effective Time: (i) except for shares of TEL Common Stock cancelled in accordance with Section 1.2(a)(i) (including TEL Dissenting Shares), all shares of TEL Common Stock outstanding immediately prior to the TEL Share Exchange Effective Time shall automatically be transferred to TEL Exchange Sub, and all holders of TEL Common Stock shall cease to have any rights as stockholders of TEL, except the right to receive: (A) HoldCo Ordinary Shares as contemplated by Section 1.2; (B) cash in lieu of fractional HoldCo Ordinary Shares pursuant to Section 1.6(d); and (C) dividends or other distributions, if any, pursuant to Section 1.8(e); and (ii) except to reflect the transfer of shares of TEL Common Stock to TEL Exchange Sub at the TEL Share Exchange Effective Time, the share transfer books of TEL shall be closed with respect to all shares of TEL Common Stock outstanding immediately prior to the TEL Share Exchange Effective Time and no further transfers (or registration of transfers) of any such shares of TEL Common Stock shall be made on such stock transfer books after the TEL Share Exchange Effective Time. After the TEL Share Exchange Effective Time, except for shares of TEL Common Stock cancelled in accordance with Section 1.2(a)(i) (including TEL Dissenting Shares), Persons who held Book-Entry Shares of TEL Common Stock as of immediately prior to the TEL Share Exchange Effective Time shall be entitled to receive HoldCo Ordinary Shares in accordance with the exchange procedures provided in Section 1.8 or agreed upon pursuant to Section 4.13.

1.8 Amendment to Section 1.8(d). Section 1.8(d) of the BCA is hereby amended and restated in its entirety to read as follows:

(d) With respect to the exchange of TEL Common Stock for HoldCo Ordinary Shares as contemplated by the TEL Share Exchange Agreement, each of the Parties shall use its reasonable best efforts to establish procedures prior to the TEL Stockholders’ Meeting to facilitate the prompt exchange of shares of TEL Common Stock for HoldCo Ordinary Shares (and cash in lieu of fractional HoldCo Ordinary Shares pursuant to Section 1.6 and dividends or other distributions, if any, contemplated by Section 1.8(e)) as contemplated by the TEL Share Exchange Agreement upon presentation of evidence of book-entry positions representing Book Entry Shares of TEL Common Stock. The Parties

acknowledge that such procedures shall be substantially in accordance with the provisions of Section 1.8(b) as applied to the former stockholders of Applied Common Stock, but will take into account the operational and other issues with respect to the actual delivery of the HoldCo Ordinary Shares to former holders of TEL Common Stock based upon the efforts of the Parties pursuant to Section 4.13.

1.9 Amendment to Section 2.1(a). Section 2.1(a) of the BCA is hereby amended and restated in its entirety to read as follows:

(a) TEL-Applied Holdings B.V., a newly formed private limited liability corporation (besloten vennootschap) under the laws of the Netherlands (“HoldCo”), will be a wholly owned Subsidiary of TEL from the date of its formation until immediately prior to the TEL Share Exchange Effective Time, and prior to the TEL Share Exchange Effective Time, TEL shall cause HoldCo to be converted to a public limited liability corporation (naamloze vennootschap) in accordance with the Implementation Schedule;

1.10 Amendment to Section 2.1(c). Section 2.1(c) of the BCA is hereby amended and restated in its entirety to read as follows:

(c) a new name of HoldCo will be mutually agreed to by Applied and TEL prior to the Closing;

1.11 Amendment to Section 3.15(b). Section 3.15(b) of the BCA is hereby amended by deleting the phrase “(at a meeting duly called and held on or prior to the date hereof)”.

1.12 Amendment to Section 4.9(g). Section 4.9(g) of the BCA is hereby amended and restated in its entirety to read as follows:

(g) Without limiting the generality of Section 4.9(f), each of Applied and TEL shall: (i) use its reasonable best efforts to file or submit, or cause to be filed or submitted, in each case, within 15 Business Days after the date of Amendment No. 1 to this Agreement, initial Tax Submissions with the Specified Japanese Tax Authority that are necessary to obtaining the Tax rulings referred to in Section (II)(b) of the Implementation Schedule (the “Japanese Tax Rulings”), and to file or submit as promptly as possible any additional Tax Submissions requested by the Specified Japanese Tax Authority in connection with the Japanese Tax Rulings; and (ii) use its reasonable best efforts to seek, and cooperate with the other in seeking, the Japanese Tax Rulings as soon as possible after the date of Amendment No. 1 to this Agreement. All Tax Submissions, and summaries of any proposed oral presentations, in connection with the Japanese Tax Rulings shall be subject to advance review by, and prior written consent (including by email) of, the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

1.13 Amendment to Section 4.9. Section 4.9 of the BCA is hereby amended by inserting at the end of such Section a new Section 4.9(h) that reads as follows:

(h) Applied and TEL shall use their respective reasonable best efforts (i) to cause Baker & McKenzie and KPMG, as applicable, to state, as promptly as practicable following the issuance by the Specified Japanese Tax Authority of any Japanese Tax Ruling, whether Baker & McKenzie or KPMG, as the case may be, intends to make the communication contemplated by clause “(b)(ii)” of the definition of Adverse Consideration Ruling, and (ii) if Baker & McKenzie or KPMG, as the case may be, does intend to make such communication, to cause Baker & McKenzie or KPMG, as the case may be, to do so as promptly as practicable.

1.14 Amendment to Section 5.1. Section 5.1 of the BCA is hereby amended by inserting at the end of such Section a new Section 5.1(h) that reads as follows:

(h) The Consideration Condition shall have been satisfied.

1.15 Amendments to Sections 5.2(c) and 5.3(c). Sections 5.2(c) and 5.3(c) of the BCA are each hereby amended by adding the word “Required” prior to the phrase “TEL Stockholder Vote” and “Applied Stockholder Vote,” respectively.

1.16 Amendment to Section 5.2(e). Section 5.2(e) of the BCA is hereby amended and restated in its entirety to read as follows:

(e) Japanese Tax Opinion. Applied shall have received an opinion from Baker & McKenzie to the effect that the Contemplated Transactions should collectively result in the TEL Intended Tax Treatment and such opinion shall not have been withdrawn or modified; provided, however, that this condition shall be deemed to be satisfied if: (i) Baker & McKenzie shall not have provided or shall have withdrawn or modified such opinion and KPMG renders such opinion to Applied; (ii) the Specified Japanese Tax Authority has provided to Applied or TEL a Positive Japanese Tax Ruling; or (iii) prior to the Outside Mailing Date, the Specified Japanese Tax Authority has provided to Applied or TEL an Adverse Japanese Tax Ruling under clause “(a)” of the definition of Adverse Japanese Tax Ruling that applies to the structure of the Contemplated Transactions as proposed by Applied and TEL to the Specified Japanese Tax Authority on the date closest to the Outside Mailing Date.

1.17 Amendment to Section 5.3(e). Section 5.3(e) of the BCA is hereby amended and restated in its entirety to read as follows:

(e) Japanese Tax Opinion. TEL shall have received an opinion from KPMG to the effect that the Contemplated Transactions should collectively result in the TEL Intended Tax Treatment and such opinion shall not have been withdrawn or modified; provided, however, that this condition shall be deemed to be satisfied if: (i) KPMG shall not have provided or shall have withdrawn or modified such opinion and Baker & McKenzie renders such opinion to TEL; (ii) the Specified Japanese Tax

Authority has provided to Applied or TEL a Positive Japanese Tax Ruling; or (iii) prior to the Outside Mailing Date, the Specified Japanese Tax Authority has provided to Applied or TEL an Adverse Japanese Tax Ruling under clause “(a)” of the definition of Adverse Japanese Tax Ruling that applies to the structure of the Contemplated Transactions as proposed by Applied and TEL to the Specified Japanese Tax Authority on the date closest to the Outside Mailing Date.

1.18 Amendment to Section 6.1(h). Section 6.1(h) of the BCA is hereby amended and restated in its entirety to read as follows:

(h) by Applied (at any time prior to the date on which the TEL Stockholders’ Meeting (including any adjournments and postponements thereof) is held and completed) if: (i) prior to the Outside Mailing Date, the Specified Japanese Tax Authority has provided to Applied or TEL an Adverse Japanese Tax Ruling under clause “(a)” of the definition of Adverse Japanese Tax Ruling; (ii) any Adverse Japanese Tax Ruling under clause “(a)” of the definition of Adverse Japanese Tax Ruling remains in effect as of the Outside Mailing Date; and (iii) Applied has not breached in any material respect its obligations under Section 4.9(f), Section 4.9(g) or Section 7.12;

1.19 Amendment to Section 6.1(i). Section 6.1(i) of the BCA is hereby amended and restated in its entirety to read as follows:

(i) by TEL (at any time prior to the date on which the TEL Stockholders’ Meeting (including any adjournments and postponements thereof) is held and completed) if: (i) prior to the Outside Mailing Date, the Specified Japanese Tax Authority has provided to Applied or TEL an Adverse Japanese Tax Ruling under clause “(a)” of the definition of Adverse Japanese Tax Ruling; (ii) any Adverse Japanese Tax Ruling under clause “(a)” of the definition of Adverse Japanese Tax Ruling remains in effect as of the Outside Mailing Date; and (iii) TEL has not breached in any material respect its obligations under Section 4.9(f), Section 4.9(g) or Section 7.12;

1.20 Amendment to Section 7.12(b). Section 7.12(b) of the BCA is hereby amended and restated in its entirety to read as follows:

(b) If (x) the Parties are unable to consummate the Contemplated Transactions (including with respect to the particularities of the Implementation Schedule, Corporate Governance Structure, TEL Intended Tax Treatment, the intended U.S. tax treatment under Section 7874 of the Code, and the intended tax treatment of the transactions set forth on the Implementation Schedule) exactly as described in this Agreement and the Implementation Schedule, (y) the Parties receive an Adverse Japanese Tax Ruling (which remains in effect) or (z) the Parties are unable to obtain any Tax Opinion that is necessary to satisfy any of the conditions set forth in Section 5.1, Section 5.2(e) or Section 5.3(e), in each case due to any event, cause, circumstance, condition or reason (the matters described in clauses “(x),” “(y)” and “(z),” collectively, “Consummation Impediments”), then:

(i) each of Applied and TEL agree to cooperate and negotiate in good faith with one another and to use its reasonable best efforts, in each case, during the period beginning on the date that Applied and TEL become aware of a Consummation Impediment and ending on the earlier of the End Date (as it may be extended pursuant to Section 6.1(b)) or the termination of this Agreement pursuant to Section 6 (such period, the “Impediment Removal Negotiation Period”), to agree upon changes to the Contemplated Transactions (and, correlatively, this Agreement, the Implementation Schedule, and the other agreements setting forth the terms and conditions of the Contemplated Transactions), including, without limitation, potentially restructuring the TEL Share Exchange as a qualified forward merger, qualified share-for-share exchange, or other transaction under Japanese Legal Requirements, that, if there has been an Adverse Japanese Tax Ruling, would permit the elimination of such Adverse Japanese Tax Ruling or, if there is another Consummation Impediment, would permit the elimination of such other Consummation Impediment, in each case, only to the extent that such changes would not adversely impact in any material respect the intended benefits, balances and other intentions motivating the Contemplated Transactions; and

(ii) notwithstanding anything to the contrary contained in Section 4.5(a), Section 4.5(e) or elsewhere in this Agreement, if an Impediment Removal Negotiation Period arises as a result of an Adverse Consideration Ruling or an Adverse Japanese Tax Ruling under clause “(b)” of the definition of Adverse Japanese Tax Ruling, the obligations of Applied and TEL to (A) seek to have declared or maintained effective the Form S-4 Registration/Proxy Statement or FSA Registration Statement and (B) call, give notice of, convene and hold the Applied Stockholders’ Meeting or TEL Stockholders’ Meeting, as applicable, shall be suspended during such Impediment Removal Negotiation Period until Applied and TEL agree upon changes to the Contemplated Transactions that would permit the elimination of such Adverse Consideration Ruling or Adverse Japanese Tax Ruling under clause “(b)” of the definition of Adverse Japanese Tax Ruling, as the case may be, in each case, as contemplated by the preceding clause “(i).”

1.21 Amendment to Form of Joinder Agreement. Recital A of the form of Joinder Agreement attached to the BCA as Exhibit B is hereby amended and restated in its entirety to read as follows:

A. Pursuant to the BCA and the TEL Share Exchange Agreement and subject to the terms and conditions thereof, at the TEL Share Exchange Effective Time, TEL, TEL Exchange Sub and HoldCo will effect a share-for-share exchange whereby the issued and outstanding shares of TEL Common Stock will be exchanged for HoldCo Ordinary Shares in accordance with the TEL Exchange Ratio and TEL will become a wholly owned subsidiary of HoldCo.

1.22 Amendment to Exhibit C (Form of TEL Merger Agreement). Exhibit C (Form of TEL Merger Agreement) to the BCA is hereby amended and restated in its entirety to read as set forth on Annex 1 to this Amendment No. 1.

1.23 References to “TEL Merger”. The BCA (including the exhibits, schedules and disclosure schedules thereto) is hereby amended by replacing the term “TEL Merger” with the term “TEL Share Exchange” in each and every place in which the term “TEL Merger” appears in the BCA (including the exhibits, schedules and disclosure schedules thereto) after giving effect to the other amendments set forth in this Amendment No. 1.

1.24 References to “TEL Merger Agreement”. The BCA (including the exhibits, schedules and disclosure schedules thereto) is hereby amended by replacing the term “TEL Merger Agreement” with the term “TEL Share Exchange Agreement” in each and every place in which the term “TEL Merger Agreement” appears in the BCA (including the exhibits, schedules and disclosure schedules thereto) after giving effect to the other amendments set forth in this Amendment No. 1.

1.25 References to “TEL Merger Effective Time”. The BCA is hereby amended by replacing the term “TEL Merger Effective Time” (including the exhibits, schedules and disclosure schedules thereto) with the term “TEL Share Exchange Effective Time” in each and every place in which the term “TEL Merger Effective Time” appears in the BCA (including the exhibits, schedules and disclosure schedules thereto) after giving effect to the other amendments set forth in this Amendment No. 1.

1.26 References to “TEL Merger Sub”. The BCA (including the exhibits, schedules and disclosure schedules thereto) is hereby amended by replacing the term “TEL Merger Sub” with the term “TEL Exchange Sub” in each and every place in which the term “TEL Merger Sub” appears in the BCA (including the exhibits, schedules and disclosure schedules thereto) after giving effect to the other amendments set forth in this Amendment No. 1.

1.27 References to “TEL Exchange Ratio”. The BCA (including the exhibits, schedules and disclosure schedules thereto) is hereby amended by replacing the term “TEL Conversion Ratio” with the term “TEL Exchange Ratio” in each and every place in which the term “TEL Conversion Ratio” appears in the BCA (including the exhibits, schedules and disclosure schedules thereto) after giving effect to the other amendments set forth in this Amendment No. 1. In addition, the definition of “TEL Conversion Ratio,” as set forth in Exhibit A of the BCA, is hereby amended and restated in its entirety to read as follows:

TEL Exchange Ratio. “TEL Exchange Ratio” shall have the meaning set forth in Section 1.2(a)(ii) of the Agreement.

1.28 References to “TEL Surviving Corporation”. The BCA (including the exhibits, schedules and disclosure schedules thereto) is hereby amended by replacing the term “TEL Surviving Corporation” with the term “TEL Exchange Sub” in each and every place in which the term “TEL Surviving Corporation” appears in the BCA (including the exhibits, schedules and disclosure schedules thereto) after giving effect to the other amendments set forth in this Amendment No. 1.

1.29 Amendments to Exhibit A (Certain Definitions). Exhibit A (Certain Definitions) to the BCA is hereby amended as follows:

(a) the following definition is added between the definitions of “Acquisition Transaction” and “Adverse Japanese Tax Ruling”

Adverse Consideration Ruling. “Adverse Consideration Ruling” shall mean: (a) a ruling or notification (whether formal or informal or oral or in writing) from the Specified Japanese Tax Authority to the effect that any element of the TEL Intended Consideration Treatment is not (or will not be) available in connection with the Contemplated Transactions; or (b)(i) a ruling or notification (whether formal or informal or oral or in writing) from the Specified Japanese Tax Authority or (ii) a communication by either Baker & McKenzie or KPMG to Applied or TEL, respectively, in the case of each of clauses “(b)(i)” and “(b)(ii),” to the effect that there is a substantial risk that the TEL Intended Consideration Treatment will not be available.

(b) the definition of “Adverse Japanese Tax Ruling” is hereby amended and restated in its entirety to read as follows:

Adverse Japanese Tax Ruling. “Adverse Japanese Tax Ruling” shall mean: (a) a ruling or notification (whether formal or informal or oral or in writing) from the Specified Japanese Tax Authority to the effect that any element of the TEL Intended Tax Treatment is not (or will not be) available in connection with the Contemplated Transactions; or (b)(i) a ruling or notification (whether formal or informal or oral or in writing) from the Specified Japanese Tax Authority or (ii) agreement by both Baker & McKenzie and KPMG, in the case of each of clauses “(b)(i)” and “(b)(ii),” to the effect that, for Japanese Tax purposes, the TEL Share Exchange and any Contemplated Transactions effected in furtherance of the TEL Share Exchange would be reasonably expected to subject TEL Exchange Sub to taxation on the grounds that there is a substantial difference between TEL Exchange Sub’s tax basis in the HoldCo Ordinary Shares that it delivers in the TEL Share Exchange and the value of such HoldCo Ordinary Shares. Any Adverse Consideration Ruling shall be deemed to constitute an Adverse Japanese Tax Ruling.

(c) the following definition is added between the definitions of “Associate” and “Benefit End Date”:

Baker & McKenzie. “Baker & McKenzie” shall mean the applicable member firm of Baker & McKenzie International, a Swiss Verein, as set forth on the Implementation Schedule.

(d) the following definition is added between the definitions of “Consent” and “Consummation Impediments”:

Consideration Condition. “Consideration Condition” shall mean a condition that is satisfied if:

(a) both (i) either Baker & McKenzie or KPMG shall have delivered an opinion to Applied or TEL to the effect that, for Japanese Tax purposes, the TEL Share Exchange and any Contemplated Transactions effected in furtherance of the TEL Share Exchange should not subject TEL Exchange Sub to taxation on the grounds that the consideration that TEL Exchange Sub will deliver for the HoldCo Ordinary Shares that are to be exchanged for shares of TEL Common Stock in the TEL Share Exchange has no or only nominal value (the tax treatment described in this clause “(i),” the “TEL Intended Consideration Treatment”) and any such opinion shall not have been withdrawn or modified (or both Baker & McKenzie and KPMG shall have given such an opinion and such opinions shall not have been withdrawn or modified) and (ii) neither Applied nor TEL shall have received an opinion (that has not been withdrawn or modified) from Baker & McKenzie or KPMG to the effect that there is a substantial risk that the TEL Intended Consideration Treatment will not be available;

(b) the Specified Japanese Tax Authority has provided to either Applied or TEL a ruling or notification (whether such ruling or notification is formal or informal or oral or in writing) to the effect that (i) the TEL Intended Consideration Treatment is, or is likely to be, available or (ii) the Specified Japanese Tax Authority does not see any reason that the TEL Intended Consideration Treatment is not (or will not be) available; or

(c) Baker & McKenzie and KPMG communicate to Applied and TEL, respectively, that (i) the conduct of the Specified Japanese Tax Authority could be reasonably interpreted to mean that the TEL Intended Consideration Treatment will be available or (ii) Baker & McKenzie and KPMG are confident that the TEL Intended Consideration Treatment will be available.

(e) the following definition is added between the definitions of “DGCL” and “Dutch Corporate Governance Code”:

DLLCA. “DLLCA” shall mean the Delaware Limited Liability Company Act.

(f) the definition of “FSA Registration Statement” is hereby amended and restated in its entirety to read as follows:

FSA Registration Statement. “FSA Registration Statement” shall mean the registration statement to be filed by HoldCo with the FSA in connection with the exchange of TEL Common Stock for HoldCo Ordinary Shares as contemplated by the TEL Share Exchange Agreement.

(g) the definition of “HoldCo” is hereby amended by deleting the phrase “the recitals of the Agreement” and replacing it with “Section 2.1(a)”;

(h) the following definition is added between the definitions of “HSR Act” and “Implementation Schedule”:

Impediment Removal Negotiation Period. “Impediment Removal Negotiation Period” shall have the meaning set forth in Section 7.12(b) of the Agreement.

(i) the definition of “Positive Japanese Tax Ruling” is hereby amended and restated in its entirety to read as follows:

Positive Japanese Tax Ruling. “Positive Japanese Tax Ruling” shall mean a ruling or notification (whether such ruling or notification is formal or informal or oral or in writing) from the Specified Japanese Tax Authority to the effect that: (a) the TEL Intended Tax Treatment is, or is likely to be, available; or (b) the Japanese Tax Authority does not see any reason that any material element of the TEL Intended Tax Treatment is not (or will not be) available; provided, that, a Positive Japanese Tax Ruling shall be deemed to have been issued by the Specified Japanese Tax Authority if Baker & McKenzie and KPMG communicate to Applied and TEL, respectively, that (i) the conduct of the Specified Japanese Tax Authority could be reasonably interpreted to mean that the TEL Intended Tax Treatment will be available or (ii) Baker & McKenzie and KPMG are confident that the TEL Intended Tax Treatment will be available.

(j) the definition of “TEL Dissenting Shares” is hereby amended by deleting the reference to “Section 1.2(e)(i)” and replacing it with “Section 1.2(c)(i)”;

(k) the following definition is added between the definitions of “TEL ESPP” and “TEL Intended Tax Treatment”:

TEL Intended Consideration Treatment. “TEL Intended Consideration Treatment” shall have the meaning set forth in clause “(a)(i)” of the definition of Consideration Condition.

(l) the definition of “TEL Intended Tax Treatment” is hereby amended and restated in its entirety to read as follows:

TEL Intended Tax Treatment. “TEL Intended Tax Treatment” shall mean that, for Japanese Tax purposes, no tax will be levied upon: (a) TEL (except with respect to any HoldCo Ordinary Shares transferred to HoldCo following the TEL Share Exchange); (b) its stockholders (except to the extent that the TEL stockholders receive cash in lieu of fractional shares pursuant to the TEL Share Exchange or receive cash pursuant to the exercise of dissenters’ rights); or (c) TEL Exchange Sub in respect of the matters described in clause “(iii)” below resulting from the TEL Share Exchange and any Contemplated Transactions effected in furtherance of the TEL Share Exchange, and, without limiting the foregoing, specifically that the TEL Share Exchange and any Contemplated Transactions effected in furtherance of the TEL Share Exchange:

(i) will not subject TEL to appraisal gain or loss taxation at the market value of its assets under Section 62-9 of the Japanese Corporation Tax Act;

(ii) in accordance with paragraph 8 of Section 61-2 of the Japanese Corporation Tax Act and paragraph 1 of Section 57-4 of the Japanese Income Tax Act, will not subject TEL stockholders to capital gains taxation under paragraph 1 of Section 61-2 of the Japanese Corporation Tax Act or paragraph 1 of Section 37-10 of the Act on Special Measures Concerning Taxation, except to the extent that the TEL stockholders receive cash in lieu of fractional shares pursuant to the TEL Share Exchange or receive cash pursuant to the exercise of dissenters’ rights; and

(iii) will not subject TEL Exchange Sub to taxation on the grounds that the consideration that TEL Exchange Sub will deliver for the HoldCo Ordinary Shares that are to be exchanged for shares of TEL Common Stock in the TEL Share Exchange has no or only nominal value.

(m) the definition of “TEL Surviving Corporation” is hereby deleted in its entirety.

1.30 Amendment to Schedule 2.1 (Implementation Schedule). Schedule 2.1 (Implementation Schedule) to the BCA is hereby amended and restated in its entirety to read as set forth on Schedule 1.30 to this Amendment No. 1.

2.	MISCELLANEOUS PROVISIONS

2.1 Effect of Amendment. This Amendment No. 1 shall be effective as of the date first written above. For the avoidance of any doubt, all references (a) in the BCA to “this Agreement” and (b) to the BCA in the Joinder Agreement and any other agreements, exhibits, schedules and disclosure schedules referred to in the BCA, will, in each case, be deemed to be references to the BCA as amended by this Amendment No. 1. Except as amended hereby, the BCA will continue in full force and effect and shall be otherwise unaffected hereby.

2.2 Counterparts. This Amendment No. 1 may be executed in separate counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The delivery of an executed Amendment No. 1 by facsimile or by other electronic delivery shall be sufficient to bind the party so delivering such Amendment No. 1.

2.3 Applicable Legal Requirements. This Amendment No. 1 shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

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IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to be duly executed as of the date first written above.

APPLIED MATERIALS, INC.

By:	/s/ Gary E. Dickerson
	Name:	Gary E. Dickerson
	Title:	President and Chief Executive Officer

TOKYO ELECTRON LIMITED

By:	/s/ Tetsuro Higashi
	Name:	Tetsuro Higashi
	Title:	Representative Director, Chairman, President and Chief Executive Officer

TEL-APPLIED HOLDINGS B.V.

By:	/s/ Tetsuro Higashi
	Name:	Tetsuro Higashi
	Title:	Managing Director

SIGNATURE PAGE TO AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

ANNEX 1 TO AMENDMENT NO. 1

<Unofficial English Translation of Official Japanese Agreement>

EXHIBIT C

FORM OF TEL SHARE EXCHANGE AGREEMENT

TEL JAPAN LIMITED, a godo kaisha having its offices at [—] (“TEL Exchange Sub”), and TOKYO ELECTRON LIMITED, a kabushiki kaisha having its offices at 5-3-1 Akasaka, Minato-ku, Tokyo (“TEL”), hereby execute the following Share Exchange Agreement (hereinafter referred to as this “Agreement”) as of [—], 2014 (the “Execution Date”). Immediately preceding the effective time of the TEL Share Exchange (as defined in Article 1 below), TEL Exchange Sub will become a wholly owned direct subsidiary of TEL-Applied Holdings B.V., a besloten vennootschap organized under laws of the Netherlands having its office at Kerkenbos 1015, Unit C, 6546 BB, Nijmegen, The Netherlands, which prior to the TEL Share Exchange shall have converted to a naamloze vennootschap [and changed its name to [—]] (“HoldCo”).

ARTICLE 1	(SHARE EXCHANGE)

TEL Exchange Sub and TEL shall execute a share-for-share exchange as a result of which TEL Exchange Sub shall become the direct parent company of TEL and TEL shall become a wholly owned subsidiary of TEL Exchange Sub (the “TEL Share Exchange”). As a result of the TEL Share Exchange, TEL Exchange Sub will acquire all of the issued stock of TEL, other than any stock already owned by TEL Exchange Sub, if any, in exchange for ordinary shares, 0.01 euro nominal value per share, of HoldCo (the “HoldCo Ordinary Shares”) in the manner described in Article 2 below.

ARTICLE 2	(SHARES TO BE DELIVERED IN TEL SHARE EXCHANGE AND ALLOTMENT)

2.1 Upon consummation of the TEL Share Exchange, TEL Exchange Sub shall deliver to the shareholders of TEL (excluding, if applicable, TEL Exchange Sub) as of the time (the “Reference Time”) immediately preceding the time when TEL Exchange Sub acquires the entire issued stock of TEL (except the stock of TEL already owned by TEL Exchange Sub, if any) the number of HoldCo Ordinary Shares obtained by multiplying the total number of shares of common stock of TEL (“TEL Common Stock”) owned by the shareholders of TEL (other than TEL Exchange Sub) as of the Reference Time by 3.25 (the “TEL Exchange Ratio”) .

2.2 Upon the execution of the TEL Share Exchange, TEL Exchange Sub shall allot to each shareholder of TEL (other than TEL Exchange Sub) as of the Reference Time the number of HoldCo Ordinary Shares obtained by multiplying the number of shares of TEL Common Stock owned by each such shareholder as of the Reference Time by the TEL Exchange Ratio.

2.3 Notwithstanding the foregoing, no fractional HoldCo Ordinary Shares shall be delivered in connection with the TEL Share Exchange. Accordingly, any holder of TEL Common Stock who would otherwise be entitled to receive a fraction of a HoldCo Ordinary Share (after aggregating all fractional HoldCo Ordinary Shares deliverable to such holder) at the Effective Date shall, in lieu of such fraction of a HoldCo Ordinary Share, be paid in cash the yen amount (rounded as necessary up to the nearest whole yen) equal to: (i) the fraction of a HoldCo Ordinary Share such TEL stockholder would otherwise have been entitled to receive pursuant to Section 2.2; multiplied by (ii) the quotient of (A) the volume-weighted average price per share of TEL Common Stock on the Tokyo Stock Exchange for the five consecutive trading days preceding (but not including) the date on which TEL Common Stock is delisted from the Tokyo Stock Exchange prior to the Effective Date divided by (B) the TEL Exchange Ratio.

ARTICLE 3	(EFFECTIVE DATE)

The TEL Share Exchange shall become effective at 12:00 am JST on                    (hereinafter referred to as the “Effective Date”); provided, however, that the Effective Date may be modified upon consultation and agreement between TEL Exchange Sub and TEL in the event such modification is necessary under the applicable procedural requirements for the TEL Share Exchange or for other reasons.

ARTICLE 4	(CANCELLATION OF TREASURY STOCK)

TEL shall cancel all of its treasury stock held by TEL as of the Reference Time (including the treasury stock acquired by TEL as a result of the exercise of dissenting shareholders’ appraisal rights in connection with the TEL Share Exchange pursuant to Article 785, Paragraph 1 of the Companies Act (Act No. 86 of 2005) of Japan) pursuant to the approval of the TEL Board prior to the Effective Date in accordance with applicable laws and regulations.

ARTICLE 5	(TERMINATION OF AGREEMENT)

During the period beginning on the Execution Date and ending on the Effective Date, this Agreement may be modified or terminated only upon mutual written agreement of both parties hereto after mutual consultation.

ARTICLE 6	(EFFECTIVENESS OF THE SHARE EXCHANGE)

The TEL Share Exchange shall not become effective unless (i) the approval of the TEL Share Exchange by the general meeting of shareholders of TEL and the competent authorities as required by applicable laws and regulations is obtained, (ii) TEL Exchange Sub will become a wholly owned direct subsidiary of HoldCo, and (iii) TEL Exchange Sub can deliver to TEL shareholders the number of HoldCo Ordinary Shares necessary to effect the TEL Share Exchange in accordance with the terms of this Agreement.

ARTICLE 7	(ACQUISITION OF HOLDCO ORDINARY SHARES BY TEL EXCHANGE SUB)

TEL Exchange Sub shall acquire sufficient HoldCo Ordinary Shares, without any security interests or other encumbrances, to deliver all HoldCo Ordinary Shares to be issued in the TEL Share Exchange in accordance with Article 2 of this Agreement prior to the Effective Date.

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ARTICLE 8	(CONSULTATION)

Except as provided in this Agreement, any matter which is necessary for consummation of the TEL Share Exchange shall be determined through consultation and agreement between TEL Exchange Sub and TEL consistent with the purpose and intent of this Agreement.

ARTICLE 9	(GOVERNING LAW)

This Agreement shall be governed by and construed in accordance with the laws of Japan.

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IN WITNESS WHEREOF, two original copies of this Agreement have been prepared, and after affixing their seals on the date first written above, each party shall retain one copy.

TEL JAPAN LIMITED:

By:
Name:
Title:

TOKYO ELECTRON LIMITED:

By:
Name:
Title:

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Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, corporate structures, transfer pricing policies, technology and employees and realize synergies, savings and growth expected to result from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”), Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

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No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com; or (2) (i) with respect to media inquiries, Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com, and (ii) with respect to analyst inquiries, Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.co.jp.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’

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stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.

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